June 28, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Rolaine S. Bancroft

Re:          Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
Registration Statement on Form S-3
Filed May 17, 2013
File No. 333-188672 and -01 (the “Registration Statement”)

Dear Ms. Bancroft:

On May 17, 2013 (the “Submission Date”), our clients, Toyota Motor Credit Corporation (“TMCC”) and Toyota Auto Finance Receivables LLC (the “Companies”), delivered to your department of the United States Securities and Exchange Commission the Registration Statement, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits” and, together with the Prospectus, the “Documents”).  On June 13, 2013, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Companies, are the Companies’ responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made to the versions that were submitted on the Submission Date.

Registration Statement on Form S-3

Prospectus Supplement

Cover Page

1.
Comment: We note that you may have additional forms of credit enhancement beyond what is disclosed on the cover page, such as a revolving liquidity note agreement and/or a swap agreement.  Please expand your brief description on the cover page to include all contemplated credit enhancement or other support for the transaction.  Refer to Item 1102(h) of Regulation AB.

Response: We have expanded the brief description on the cover page to include all contemplated credit enhancement or other support for the transaction.

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-4

2.	Comment: Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Response: Although the Companies understand that the safe harbor for “forward looking statements” provided for in Section 27A of the Securities Act does not apply to initial public offerings, the judicially crafted “bespeaks caution doctrine” does not distinguish between statements made in initial public offerings or in other contexts:

The bespeaks caution doctrine provides a mechanism by which a court can rule as a matter of law (typically in a motion to dismiss for failure to state a cause of action or a motion for summary judgment) that defendants’ forward-looking representations contained enough cautionary language or risk disclosure to protect the defendant against claims of securities fraud.1

We note that several of the federal circuit courts of appeal have adopted this doctrine in some form.  Accordingly, the disclosure regarding forward-looking statements has not been deleted because the Companies believe that the “bespeaks caution doctrine” is applicable.  We also note that the disclosure regarding forward-looking statements does not claim the benefit of the safe harbor provided in Section 27A of the Securities Act.

Summary of Terms, page S-8

3.
Comment: We note that you contemplate including a revolving period.  Please include bracketed language to disclose the maximum amount of additional assets that may be acquired during the revolving period.  Refer to Item 1111(g)(3) of Regulation AB.

Response: We have added bracketed language in the Prospectus Supplement to indicate the maximum amount of receivables that may be acquired during the revolving period, pursuant to Item 1111(g)(3) of Regulation AB.  Please see page S-9 of the Prospectus Supplement.

Description of the Notes, page S-60

4.
Comment: We note that you state that the indenture and the swap agreement, if applicable, will be filed with the Commission on a Form 8-K.  Please confirm that all finalized agreements, including the exhibits to these agreements, will be filed simultaneously with or prior to the final prospectus.  Refer to SEC Release No. 33-6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response: We hereby confirm, on behalf of the Companies, that finalized agreements, including the exhibits to these agreements, will be filed simultaneously with or prior to the filing of the final prospectus.

1	In re Worlds of Wonder Sec. Litig., 35 F.3d 1407, 1413 (9th Cir. 1994) (quoting Donald C. Langevoort, Disclosures that “Bespeak Caution,” 49 Bus. Law. 481, 482-483 (1994)).

Base Prospectus

Repurchase Obligations, page 68

5.
Comment: We note your disclosure that dealers are obligated to repurchase any loans that do not meet certain representations and warranties made by a dealer. Please revise to disclose whether those representations and warranties will be incorporated into the underlying transaction agreements for the asset-backed securities. If so, please also confirm that any table detailing repurchase activity on page S-50 will include disclosure related to repurchase activity with respect to dealer representations and warranties.

Response: We have revised Base Prospectus to clarify that, although the related issuing entity will be entitled to proceeds of any repurchases by dealers due to breach of representations or warranties under the related dealer agreements, such representations and warranties will not be incorporated into the underlying transaction agreements for the asset-backed securities.  Accordingly, the table detailing repurchase activity in the Prospectus Supplement will not include disclosure related to repurchase activity with respect to dealer representations and warranties.  Please see page 68 of the Base Prospectus.

6.
Comment: We also note that you state that the representations and warranties from the dealer “do not typically relate to the creditworthiness of the related Obligors or the collectability of such contracts.” Please revise to disclose what types of representations and warranties may be given with respect to creditworthiness or collectability that would not also be included in the representations and warranties given by TMCC and include a risk factor discussion. Alternatively, delete the word “typically.”

Response: We have revised the above-referenced sentence in the Base Prospectus to delete the word “typically.”  Please see pages 37 and 68 of the Base Prospectus.

Part II

Item 17. Undertakings

7.
Comment: We note your Item 17(g) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet address in the prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement.  Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet Web site, was a temporary accommodation that expired on June 30, 2012.  Please delete the Item 17(g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through an Internet Web site.

Response: We have deleted the Item 17(g) undertaking.

Exhibit 5.1

8.
Comment: We note your legal opinion is limited to the internal, substantive laws of the State of New York as applied by courts located in New York without regard to choice of law.  Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which both the registrant and the issuing entity are organized.

Response: We believe that, at the time of this filing, the opinion does not need to (and should not) include the laws of the State of Delaware, as contemplated by Section II.B.2.a. of the Commission’s Staff Legal Bulletin No. 19 entitled “Legality and Tax Opinions in Registered Offerings.”  The opinion states that the Notes and the TMCC Demand Notes, when duly authorized, executed and authenticated, will be enforceable under the related Indenture or Demand Note Indenture, as applicable.  Since each Indenture and Demand Note Indenture will be governed by New York law, the enforceability opinion is a New York law opinion.  Since each issuing entity will be a Delaware statutory trust, the related authorization opinion is a Delaware opinion.  Since TMCC is a California corporation, the related authorization opinion is a California opinion.  At the time this shelf opinion is being delivered, no issuing entity that will issue Notes has been formed and no authorization actions have yet been taken by any issuing entity or TMCC, so there are no actions taken under Delaware law (or California law) on which to opine.  Please note that, at the time of each shelf take-down, the Companies will cause Delaware counsel (and, if applicable, California counsel) to provide and file an authorization opinion under Delaware (and, if applicable, California) law.

*           *           *           *           *

If you have any further questions or comments, please contact me at (212) 705-7400 or Matthew P. Joseph at (212) 705-7333.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach

cc:           Katherine E. Adkins, Esq.
Toyota Motor Credit Corporation